Exhibit 21.1

Subsidiaries of Carbonite, Inc.

Subsidiary	Jurisdiction
Carbonite Holdings, Inc.	United States (Delaware)
Carbonite Securities Corporation	United States (Massachusetts)
6745385 Canada, Inc.	Canada
Carbonite (China) Co., Ltd.	China

Each of the subsidiaries is a wholly owned subsidiary of Carbonite, Inc., except for Carbonite (China) Co., Ltd., which is a wholly owned subsidiary of Carbonite Holdings, Inc.